Golenbock Eiseman Assor Bell & Peskoe
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

August 13, 2007

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Max Webb, Esq. Amanda McManus, Esq.

Re:	Equicap, Inc. Amendment No. 4 Registration Statement on Form SB-2 Filed August 13, 2007 File No. 333-142204

Dear Sirs:

We have filed with this letter Amendment No. 4 to the Registration Statement of Equicap, Inc. on Form SB-2, which reflects responses to the Staff comments made on Amendment No. 3, If you have any questions, please do not hesitate to call me at the numbers listed above.

Unaudited Pro Forma Condensed Financial Statements, page F-39

1.  Reference is made to your pro forma adjustments where we note that 100% of the excess purchase price over the historical cost basis of the assets and liabilities of Zhejiang Shengte Transmission Co., Ltd. (“Zhejiang Shengte”) has been preliminarily allocated solely to goodwill. In this regard, the approximate $2.95 million of goodwill will be a significant amount of your total assets. In view of the materiality of this asset, it is unclear whether management has considered whether a portion of the excess purchase price in this acquisition should be allocated; (i) a fair value adjustment to property and equipment pursuant to paragraph 37(d) of SFAS 141; or (ii) any specific identifiable intangible assets acquired in accordance with the guidance in paragraph 39 and Appendix A in SFAS 141. Please advise and provide a footnote in the pro forma statements that clearly details the primary reasons for the acquisition and management analysis on the evaluation of their accounting treatment thereof, including the nature of any fair value adjustment to property and equipment or any specific identifiable intangible assets acquired in this manner. With respect to adjustments to property and equipment or any identifiable intangible assets acquired, please disclose its estimated useful lives with an adjustment for the estimated depreciation and amortization expense in the interim and annual pro forma statements of operations. The notes should also include a description of all factors that contributed to the recognition of any significant amount of goodwill recognized similar to the guidance as provided in paragraph 51(b) of SFAS 141. Please advise and revise accordingly.

Securities and Exchange Commission
August 13, 2007

RESPONSE:

We have included a footnote in the pro forma financial statements to address the following:

The Company acquired Shengte as a relatively recently started, turn-key operation, for which it paid a premium price in an arms length negotiation. Management believes that the benefits to the Company of acquiring an operating business are several. In the rapidly expanding economic climate of the PRC, time to market is an important factor, which if reduced gives significant advantage. Moreover, because construction materials, manufacturing equipment and personnel are in high demand and can be difficult to locate and obtain or hire, acquiring a complete manufacturing facility provides benefits over the Company establishing its own facility. The Shengte plant and equipment are relatively new and form a complete facility which is an advantage when much manufacturing production in the PRC is aged and subject to legacy costs. Shengte has experienced management, skilled employees, and operations in place. The plant is in production and will be able to supply additional product to support the Company’s current distribution channels which management believes will improve distribution margins and add value by extension and expansion to the current product lines of the Company. The management of Equicap evaluated the assets acquired in the purchase of Shengte in accordance with provisions of SFAS 141. Due to Shengte having recently acquired its property and equipment, as it is a relatively new business (incorporated in February 2006), management has determined that the carrying value of Shengte’s assets reflect the fair value of these assets, and as such, no fair value adjustment has been made in accordance with SFAS 141. The purchase price of Shengte over the carrying value of the assets and liabilities has been allocated to goodwill based on management’s determination that there are no specifically identifiable intangible assets such as trademarks, agreements, contracts, customer lists, patented technology, or other such identifiable intangible assets that can be recognized as an asset apart from goodwill, per SFAS 141 paragraph 39 Appendix A.

2.  As Zhejiang Shengte was acquired by Equicap’s 75% owned subsidiary, Zhongchai, it appears that Equicap consolidated financial statements will reflect this acquired company at the 75% level through it percentage ownership in Zhongchai. Therefore, it appears that a minority interest will exist upon consolidation of Zhejiang Shengte into Equicap’s consolidated financial statements. If so, please provide a pro forma adjustment that provides for the minority interest in consolidating this acquired business. In the notes, please clearly explain the adjustment and any computations, thereto.

RESPONSE:

We have included an adjustment in the pro forma financial statements to show minority interest upon consolidation of Shengte into Equicap’s consolidated financial statements and have included a note in the pro forma financial statement explaining the adjustment and the computation.

Securities and Exchange Commission
August 13, 2007

Sincerely,

/S/ Andrew D. Hudders
Andrew D. Hudders